MNP LLP

November 14, 2016

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, ON
M5H 3S8

Dear Sirs/Mesdames:

Re: LiveReel Media Corporation (the "Corporation")
Notice Pursuant to National Instrument 51-102
Change of Auditor ("Notice")

In connection with our proposed engagement as auditor of the Corporation, as required by National Instrument 51-102, we have reviewed the information contained in the Notice dated November 14, 2016, given by the Corporation to ourselves and Schwartz Levitsky Feldman LLP, Chartered Professional Accountants.

Based on our information at this date, we agree with the statements that relate to us, which are set out in the Notice, and we do not agree or disagree with the statements contained in the Notice, which relate to Schwartz Levitsky Feldman LLP.

Yours very truly,

MNP LLP

MNP LLP
Chartered Professional Accountants